UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 22, 2019

ChoiceOne Financial Services, Inc.
(Exact Name of Registrant as
Specified in its Charter)

Michigan (State or Other Jurisdiction of Incorporation)	000-19202 (Commission File Number)	38-2659066 (IRS Employer Identification No.)

109 E. Division Street Sparta, Michigan (Address of Principal Executive Offices)	49345 (Zip Code)

Registrant’s telephone number, including area code: (616) 887-7366

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

On March 25, 2019, ChoiceOne Financial Services, Inc. filed a current report on Form 8-K regarding the Agreement and Plan of Merger entered into by ChoiceOne and County Bank Corp. That Form 8-K erroneously indicated that Kelly Potes would serve as Chief Operating Officer of the surviving corporation. This Form 8-K/A is being filed to correct that disclosure to indicate that Kelly Potes will serve as Chief Executive Officer of the surviving corporation. This Form-8-K/A amends and restates in its entirety the original Form 8-K.

Item 1.01	Entry into a Material Definitive Agreement.

On March 22, 2019, ChoiceOne Financial Services, Inc. (“ChoiceOne”) and County Bank Corp. (“CBC”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of CBC with and into ChoiceOne. The Merger Agreement has been approved by the boards of directors of both ChoiceOne and CBC.

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, CBC will be merged with and into ChoiceOne, with ChoiceOne as the surviving corporation (the “Merger”). Subject to the terms and conditions of the Merger Agreement, upon completion of the Merger, each CBC shareholder will be entitled to receive 2.0632 shares of ChoiceOne common stock for each share of CBC common stock owned by the shareholder.

The Merger Agreement contains customary representations and warranties that the parties have made to each other as of specific dates. Except for its status as a contractual document that establishes and governs the legal relations among the parties with respect to the Merger, the Merger Agreement is not intended to be a source of factual, business or operational information about the parties. The representations and warranties contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, may be subject to a contractual standard of materiality different from what a shareholder might view as material, may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts, may have been qualified by certain disclosures not reflected in the Merger Agreement that were made to the other party in connection with the negotiation of the Merger Agreement and generally were solely for the benefit of the parties to the Merger Agreement.

The Merger Agreement contains customary covenants of CBC and ChoiceOne including, among others, that each party shall (i) conduct its business in the ordinary course generally consistent with past practice during the period between the date of the Merger Agreement and the effective time of the Merger or earlier termination of the Merger Agreement, (ii) cooperate in the preparation and filing of a joint proxy statement relating to its respective special shareholders’ meeting to approve the Merger Agreement and other matters, (iii) through its board of directors, recommend that its shareholders approve the Merger Agreement and other matters (subject to certain exceptions as provided in the Merger Agreement), (iv) call and hold a special shareholders’ meeting to approve the Merger Agreement and other matters, (v) solicit shareholder approval of the Merger Agreement and other matters (subject to certain exceptions as provided in the Merger Agreement), and (vi) obtain any necessary regulatory approvals for the Merger.

Each of ChoiceOne and CBC has agreed not to, subject to certain exceptions generally related to its board of directors’ exercise of its fiduciary duties (as set forth in the Merger Agreement), solicit, initiate, encourage or knowingly facilitate inquiries or proposals with respect to, engage in any discussions or negotiations concerning, or provide any confidential information relating to, any alternative business combination transactions.

If the Merger Agreement is terminated under certain circumstances, including termination of the Merger Agreement to accept an alternative business combination transaction as permitted by and subject to the terms of the Merger Agreement, ChoiceOne or CBC, as applicable, is required to pay the other party a termination fee of $3,591,000.

Completion of the Merger is subject to certain customary closing conditions, including, among others, receipt of the requisite approval by the ChoiceOne and CBC shareholders, receipt of required regulatory approvals, the absence of any law or order prohibiting completion of the Merger, the effectiveness of the registration statement to be filed by ChoiceOne with respect to the shares of ChoiceOne common stock to be issued in the Merger and the absence of a material adverse effect (as defined in the Merger Agreement).

The Merger Agreement provides that, at the effective time of the Merger, ChoiceOne shall cause the size of the board of directors of the surviving corporation to be fourteen directors, which shall consist of seven persons designated by ChoiceOne and seven persons designated by CBC. For the period beginning at the effective time of the Merger and ending upon completion of the third annual shareholder meeting of the surviving corporation following the effective time, the board of directors of the surviving corporation will nominate for election to the board of directors at each shareholder meeting of the surviving corporation the ChoiceOne designees and the CBC designees, or such replacement designees as selected by the remaining ChoiceOne designees (in the case of a vacancy caused by departure of a ChoiceOne designee) or CBC designees (in the case of a vacancy caused by departure of a CBC designee), as applicable.

The Merger Agreement provides that Paul Johnson will serve as the Chairman of the board of directors of the surviving corporation, Bruce Cady will serve as the Vice Chairman of the board of directors of the surviving corporation, Kelly Potes will serve as the Chief Executive Officer of the surviving corporation, and Michael Burke, Jr. will serve as the President of the surviving corporation.

In connection with the Merger Agreement, each of ChoiceOne and CBC entered into Voting Agreements with the respective directors of the other company, in the directors’ capacities as shareholders. Each director who is party to a Voting Agreement has agreed to vote in favor of the approval of the Merger Agreement, subject to the exceptions set forth in the Voting Agreements. The forms of Voting Agreements are attached as to this report as Exhibit 99.1 and 99.2 and are incorporated herein by reference.

The disclosure under this Item 1.01 is qualified in its entirety by reference to the Merger Agreement, which is filed with this report as Exhibit 2.1 and is incorporated herein by reference.

Item 8.01	Other Events.

On March 25, 2019, ChoiceOne and CBC issued a joint press release announcing the execution of the Merger Agreement. A copy of this press release is attached to this report as Exhibit 99.3 and is incorporated herein by reference.

Attached as Exhibit 99.4 to this report is an investor presentation regarding the Merger and is incorporated herein by reference.

Forward-Looking Statements

This report contains forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “is likely,” “plans,” “predicts,” “projects,” “may,” “could,” “look forward,” “continue”, “future” and variations of such words and similar expressions are intended to identify such forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of ChoiceOne and CBC with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, cost savings, the tangible book value earn-back period and other operating and return metrics), and the timing of the closing of the transaction. These statements reflect current beliefs as to the expected outcomes of future events and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions (“risk factors”) that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied or forecasted in such forward-looking statements. Furthermore, neither ChoiceOne nor CBC undertake any obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise. Such risks, uncertainties and assumptions, include, among others, the following:

•	the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);
•	the failure of either ChoiceOne or CBC to obtain shareholder approval, or to satisfy any of the other closing conditions to the transaction on a timely basis or at all;
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
•	the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where ChoiceOne and CBC do business, or as a result of other unexpected factors or events;
•	the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;
•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; and
•	the outcome of any legal proceedings that may be instituted against ChoiceOne or CBC.

Additional risk factors include, but are not limited to, the risk factors described in Item 1A in ChoiceOne Financial Services, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2018.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction between ChoiceOne and CBC. In connection with the proposed merger, ChoiceOne will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of ChoiceOne and CBC and a Prospectus of ChoiceOne, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to ChoiceOne and CBC shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the Joint Proxy Statement/Prospectus, once available, as well as other filings containing information about ChoiceOne and CBC, may be obtained at the SEC’s Internet site http://www.sec.gov. You will also be able to obtain these documents, free of charge, from ChoiceOne by accessing ChoiceOne’s website at http://www.choiceone.com (which website is not incorporated herein by reference) or from CBC by accessing CBC’s website at http://www.lakestonebank.com (which website is not incorporated herein by reference). Copies of the Joint Proxy Statement/Prospectus once available can also be obtained, free of charge, by directing a request to ChoiceOne, 109 East Division Street, Post Office Box 186, Sparta, 49345, Attention: Mr. Thomas L. Lampen, or by calling 616-887-7366, or to CBC, 83 West Nepessing Street, Post Office Box 250, Lapeer, Michigan 48446, Attention Mr. Bruce J. Cady, or by calling 810-664-2977.

Participants in Solicitation

ChoiceOne and CBC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ChoiceOne and CBC shareholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01	Financial Statements and Exhibits.

	(d)	Exhibits:

2.1

Agreement and Plan of Merger between County Bank Corp. and ChoiceOne Financial Services, Inc. dated March 22, 2019.  (The schedules to the Agreement and Plan of Merger have been omitted.  The registrant hereby agrees to furnish supplementally a copy of any omitted schedules to the SEC upon request.)

		99.1	Voting Agreement between ChoiceOne Financial Services, Inc. and Directors of County Bank Corp.
		99.2	Voting Agreement between County Bank Corp. and Directors of ChoiceOne Financial Services, Inc.
		99.3	Press Release dated March 25, 2019.
		99.4	Investor Presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	March 25, 2019	CHOICEONE FINANCIAL SERVICES, INC. (Registrant)

		By:	/s/ Thomas L. Lampen
Thomas L. Lampen Its Treasurer